Exhibit 4.5

VESTIN REALTY MORTGAGE II, INC.
6149 S. RAINBOW BLVD.
LAS VEGAS, NV 89118

November 7, 2008

Michael A. Fralin
Managing Director
Taberna Capital Management, LLC
450 Park Avenue
Floor 11
New York, New York 10022

Dear Mr. Fralin:

Reference is hereby made to that certain Junior Subordinated Indenture, dated as of June 22, 2007, by and between Vestin Realty Mortgage II, Inc. (the “Company”) and The Bank of New York Mellon Trust Company, National Association (as successor to JPMorgan Chase Bank, National Association, the “Trustee”) (the “Indenture”).  All capitalized terms used herein and not defined herein shall have the meaning ascribed to such terms in the Indenture.

Section 5.1(c) of the Indenture substantially provides that a “default in the performance, or breach, of any covenant of the Company under Section 10.9 of this Indenture and continuance of such default or breach for a period of thirty (30) days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least twenty-five percent (25%) in aggregate principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder” shall constitute an Event of Default.

Pursuant to Section 10.9 of the Indenture, the Company covenanted that it would:

(a) not permit Tangible Net Worth, at any time, to be less than the sum of (i) $225,000,000 and (ii) 50% of all proceeds of Equity Interests issued by the Company after the date hereof;

(b) not permit, at any time, the ratio of (i) EBITDA for the period consisting of the preceding four (4) fiscal quarters ending on, or most recently ended prior to, such time to (ii) Interest Expense for such period, to be less than 2.50 to 1; and

(c) not permit, at any time, the ratio of (i) Total Debt to (ii) Tangible Net Worth, to exceed 0.5 to 1.

(collectively, the “Original Covenants”)

Based on the Company’s projections, the Company will breach the covenant set forth in Section 10.9(a) of the Indenture as of September 30, 2008 and the covenant set forth in Section 10.9(b) of the Indenture as of December 31, 2008.  Given these facts, the Company requests the relief specified herein.

Taberna Capital Management, LLC (“Taberna”) has represented to the Company that, as the collateral manager for certain collateral debt obligation vehicles that collectively own and are the Holders of all of the Preferred Securities, it, has the authority to (on behalf of the Holders of the Preferred Securities) to agree to the terms of this letter and to perform (or cause to be performed) the obligations of Taberna hereunder.  In order to avoid a breach or violation by the Company under Section 10.9, the Company proposes to deposit with the Trustee the amount of $5,000,000 (the “Reserve”) for the purpose of securing the obligations of the Company under the Indenture.

The Reserve shall take the form of one or more letters of credit made in favor of the Holders of the Preferred Securities in form and substance reasonably satisfactory to Taberna (each, a “Letter of Credit”).  The Borrower shall post a Letter of Credit (a) in the amount of $3,750,000 on or before November 12, 2008 and (b) in the amount of $1,250,000 on or before April 12, 2009.  The Company agrees that the Letter of Credit shall not be subordinated or subject in any respect, including in right of payment, to any Senior Debt.

The Trustee will call the Letter of Credit in the event of a default and disburse the Reserve promptly after notice from the Collateral Manager, which notice the Collateral Manager shall be entitled to deliver upon the occurrence of any event that with the giving of notice or the passage of time would give rise to an Event of Default of the Company under the Indenture.  The Reserve shall be used for the payment of principal or interest in the sole discretion of Taberna.  In consideration for the above-referenced credit enhancement, Taberna agrees to modify Section 10.9 of the Indenture substantially as follows:

From and after the date here until Maturity the Company shall:

(a) not permit Tangible Net Worth, at any time, to be less than the lesser of $150,000,000 or 2.5 times the then outstanding principal balance of Preferred Securities;

(b) not permit, at any time, the ratio of (i) EB1TDA for the period consisting of the preceding four (4) fiscal quarters ending on, or most recently ended prior to, such time to (ii) Interest Expense for such period, to be less than 1.50 to 1 (“Minimum Coverage”); provided, however, the Minimum Coverage shall be deemed to be 1.20 to 1 (for one quarter only) for the period ending June 30, 2009.

Section 10.9(c) shall not be modified.  The “No Call” provisions set forth in the Indenture together with any prepayment penalties set forth therein shall be removed.  All notice and cure periods of thirty (30) days or more set forth in the Indenture shall be hereafter reduced to fifteen (15) days.

Subject to a reasonable notice period, the Company will (a) permit Taberna to examine the books and records of the company and its affiliates, (b) make management representatives of the company and its affiliates available to Taberna to discuss such books and records and any other business affairs of the company and its affiliates, and (c) deliver such other instruments and documents with respect to the company and its affiliates as Taberna may reasonably request.

The Company shall be responsible for all costs and expenses (legal and otherwise), not to exceed $50,000, incurred by Taberna in connection with the execution of this letter agreement and any Supplemental Indenture entered into by the parties hereto (the “Expenses”).  The Company agrees to deposit $50,000 with Taberna in immediately available funds to cover the Expenses.  Please confirm your agreement with the foregoing by signing and returning to the undersigned a duplicate copy of this Agreement.

Sincerely,

VESTIN REALTY MORTGAGE II, INC.

By: __________________
Name: Michael V. Shustek
Title: President, CEO

ACCEPTED AS OF THE DATE FIRST
WRITTEN:

TABERNA PREFERRED FUNDING VIII, LTD.

TABERNA PREFERRED FUNDING IX, LTD.

By:           TABERNA CAPITAL MANAGEMENT,
LLC, as Collateral Manager

By:           ______________________________
Name: Michael A. Fralin
Title: Managing Director